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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3

                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

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                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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        This Amendment No. 3 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 as amended by Amendment No. 1 filed February 13, 1997 and Amendment No. 2 filed February 27, 1997, by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corp., an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraph to the end of the subsection entitled "Certain Litigation":

        On February 28, 1997, Healthdyne filed its Answer to the Complaint. In its Answer, Healthdyne denied the material allegations of the Complaint and made a number of averments including: (i) its Board of Directors fully considered IHH's proposed acquisition before rejecting it on January 24; (ii) the purchase price of $13 per share is grossly inadequate; and (iii) the Board of Directors may in the future adopt other defensive measures. By way of defenses, Healthdyne alleged that Invacare and IHH lacked standing to assert a claim of breach of fiduciary duty and the Complaint fails to state a claim for which relief can be granted. Healthdyne requested, among other things, that the Court dismiss the Complaint with prejudice and enter judgment for Healthdyne on all issues.

        On February 12, 1997 three suits (the "Stockholder Actions") were filed by three individuals (the "Stockholders") who allegedly are stockholders of Healthdyne and seek to act on behalf of the public stockholders of Healthdyne as a class in the United States District Court for the Northern District of Georgia, Atlanta Division. Named as defendants in the Stockholder Actions are Healthdyne and the following directors of Healthdyne: Craig B. Reynolds, Parker
H. Petit, J. Terry Dewberry, Alexander H. Lorch, J. Leland Strange, James J. Wellman, and J. Paul Yokubinas. In the Stockholder Actions, the Stockholders allege that the individual defendants have wrongfully refused to take the steps necessary to maximize stockholder value, including consideration of the Invacare Offer; that the individual defendants are wrongfully using their fiduciary positions of control over Healthdyne and certain allegedly unreasonable defensive tactics to thwart others in their attempts to acquire Healthdyne; that the directors of Healthdyne have wrongfully relied upon various anti-takeover devices, including a shareholder rights plan and the "Business Combinations with Interested Stockholders" statute in an attempt to block the Invacare Offer, that defendants have taken defensive actions in response to the Invacare Offer that are unreasonable in light of any perceived threat posed by the Invacare Offer and that are in violation of their fiduciary duties to the stockholders of Healthdyne.

        The Stockholder Actions seek injunctive and/or declaratory relief (1) to force defendants to take steps to maximize stockholder value, consistent with their fiduciary duties to shareholders; (2) to prevent the existing anti-takeover devices and other defensive measures of Healthdyne, from impeding or delaying shareholder consideration of the Invacare Offer and other offers in violation of Georgia law and the individual defendants' fiduciary duties; (3) to prevent the application of certain Georgia statutes - such as the Fair Price Statue and the Business Combination Statute - to the Invacare Offer and other offers; and (4) to prevent the defendants from otherwise taking further actions to impede or delay shareholder consideration of the Invacare Offer or other offers. Stockholders state that they may assert damages claims at a later date.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit 99-- Letter to Shareholders dated March 4, 1997 regarding Invacare offer.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer


Dated: March 4, 1997